Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215272

COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 9 DATED AUGUST 1, 2019
TO THE PROSPECTUS DATED AUGUST 13, 2018

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated August 13, 2018, supplement no. 6 dated May 3, 2019, supplement no. 7 dated May 17, 2019, and supplement no. 8 dated June 3, 2019. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Communities O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	updated risks related to an investment in us; and

•	our investment in a B note for a development project.

Risk Factors

The following risk factor supplements the risk factors in the prospectus.

The B Notes in which we have invested and in which we may continue to invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We have invested in a B note and may continue to do so in the future. A B Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B Note holders after payment to the A Note holders. Since each transaction is privately negotiated, B Notes can vary in their structural characteristics and risks. For example, under the agreement between the A Note holders and the B Note holders, the A Note holders, whose economic interests may not align with the economic interests of the B Note holders, typically are empowered to take the lead on loan administration, on decisions whether to enforce or negotiate a work-out of a defaulted or stressed loan, and on pricing and market timing for the sale of foreclosed property.  While the B Note holders can exercise some influence over those decisions through consent rights, the B Note holders typically lose their consent rights under certain circumstances, including if the liquidation value of the B-Note, based on an appraisal, falls below an agreed threshold. We cannot predict the terms of each B Note investment. Further, B Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

B Note Investment

On July 31, 2019, we, through our operating partnership, invested in a B note secured by a deed of trust on a development project for an amount of up to $10 million (which commitment could rise to $10.5 million in certain circumstances) (the “Dolce B Note”). The borrower under the Dolce B Note is Dolce Twin Creeks Phase 2, LLC, a Delaware limited liability company, an unaffiliated third party. The borrower intends to use the proceeds from the Dolce B Note, additional financing in the amount of $45.5 million (the “Dolce A Note”) and $17.9 million in common equity for the development of Dolce Twin Creeks, Phase II, a proposed 366-unit multifamily project and approximately 15,000 square feet of medical office space on a 10.89 acre site located in Allen, Texas, a northern suburb of Dallas (the “Project”). We funded the Dolce B Note with proceeds from this offering.

The Dolce B Note bears interest at a rate of 9.50% plus 1-month LIBOR and is expected to be drawn upon in stages as needed throughout the construction of the Project. The loan includes a 1-month LIBOR floor equal to 2.50%, resulting in an interest rate floor equal to 12.00% for the Dolce B Note. The maturity date of the Dolce B Note is December 31, 2021 with two six-month extension options. Prior to maturity, the borrower under the Dolce B Note is required to make monthly interest only payments with principal due at maturity. Prepayment of the Dolce B Note is permitted in whole but not in part subject to certain prepayment fees. The borrower may obtain a release of the parcel that will contain the medical office space for a minimum release price of $3,960,000 (82.5% of the as-stabilized appraised value of that parcel), which would be applied pro rata, without prepayment fees, to repayment of the A Note and the B Note.

The Dolce A Note has the same maturity date as the Dolce B Note. We entered into a co-lender agreement with the holder of the Dolce A Note that outlines the rights and remedies of the parties with respect to the notes. The holder of the Dolce A Note has certain administrative and decision-making rights, as the master servicer of the loan, subject to our consent for certain major decisions related to the loan. In addition, under the co-lender agreement, in the event the mortgage loan becomes non-performing and provided the Dolce B Note position retains a predetermined value in the mortgage loan we will have control over the remedies relating to the enforcement of the mortgage loan subject to certain consent rights of the other note holders.

The Project is sponsored by Sovereign Properties, an experienced developer of multifamily properties. An affiliate of Sovereign Properties completed and stabilized the adjacent 374-unit Dolce Twin Creeks Phase I project. Early construction has commenced on the Project and completion is anticipated in January 2021.